Exhibit (a)(1)(F)

SUPPLEMENT TO

OFFER LETTER

TO ALL HOLDERS OF $7.00 WARRANTS

(INCLUDING WARRANTS INCLUDED IN OUTSTANDING UNITS)

TO PURCHASE SHARES OF COMMON STOCK OF

IRIDIUM COMMUNICATIONS INC.

October 24, 2012

As you are aware, Iridium Communications Inc., which we refer to in this document as the “Company” or “Iridium,” is making an offer to all holders of the Company’s issued and outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $7.00 per Share (the “Warrants”) to exchange during the Offer Period 0.1667 Shares for every Warrant tendered. Certain defined terms used herein shall have the meanings given to such terms in the Offer Letter dated October 2, 2012, which we refer to as the “Offer Letter,” that was previously provided to you. We are sending you this Supplement to the Offer Letter to provide you with summary financial information regarding Iridium.

Summary Financial Information.

We have presented below our summary consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, both of which are incorporated herein by reference. The summary consolidated statements of operations data for the fiscal years ended December 31, 2011 and 2010 and the summary consolidated balance sheet data as of December 31, 2011 and 2010 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the year ended December 31, 2011. The summary consolidated statements of operations data for the three and six months ended June 30, 2012 and 2011 and the summary consolidated balance sheet data as of June 30, 2012 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. Our interim results are not necessarily indicative of results for the full fiscal year and our historical results are not necessarily indicative of the results to be expected in any future period.

	Three Months Ended		Six Months Ended		Year Ended December 31
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	2011	2010
	(unaudited)		(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data
Total revenues	$97,321	$95,903	$190,795	$187,206	$384,307	$348,173
Cost of services (exclusive of depreciation and amortization)	$15,988	$19,758	$33,991	$36,697	$71,181	$72,579
Cost of subscriber equipment	$13,292	$12,062	$26,634	$25,107	$54,113	$61,661
Total operating expenses	$69,047	$75,160	$148,433	$150,162	$307,306	$310,813
Operating income	$28,274	$20,743	$42,362	$37,044	$77,001	$37,360
Income before income taxes	$25,782	$17,837	$37,251	$30,047	$64,581	$35,612
Net income	$17,663	$11,683	$30,081	$19,982	$39,681	$22,691
Weighted average shares outstanding -basic	73,430	71,519	73,414	70,943	72,164	70,289
Weighted average shares outstanding - diluted	76,061	73,653	75,738	73,164	73,559	72,956
Net income per share - basic	$0.24	$0.16	$0.41	$0.28	$0.55	$0.32
Net income per share - diluted	$0.23	$0.16	$0.40	$0.27	$0.54	$0.31

	As of
	June 30, 2012	December 31, 2011	December 31, 2010
	(unaudited)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Current assets	$264,711	$227,242	$208,729
Noncurrent assets	$1,328,178	$1,146,944	$838,720
Current liabilities	$123,002	$95,890	$132,841
Noncurrent liabilities	$734,609	$577,029	$259,089
Stockholders’ equity	$735,278	$701,267	$655,519
Book value per share	$10.04

Ratios of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges and preferred dividends for the periods shown:

	Six Months Ended June 30, 2012	2011	2010	2009
Ratio of earnings (loss) to fixed charges and preferred dividends	2.1	5.0	20.8	(901.7)
Deficiency of earnings (loss) to fixed charges and preferred dividends	—	—	—	(46,040)

Our ratio of earnings to fixed charges is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. “Earnings” consist of pre-tax income (loss) plus fixed charges, less capitalized interest and capitalized deferred financing costs. “Fixed charges” consist of interest expense, capitalized interest and amortization of deferred financing fees, whether expensed or capitalized, and “preferred dividends” consist of the amount of pre-tax earnings required to pay dividends on the 1,000,000 shares of 7.00% Series A Cumulative Perpetual Convertible Preferred Stock, issued in October 2012. For all historical periods shown, we had no outstanding shares of preferred stock, and therefore, there were no other preferred dividends included in the calculations of ratio of earnings to fixed charges and preferred dividends for these periods.

Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to tender your Warrants. We will also provide without charge to you, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 13 of the Offer Letter for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.

The information about us contained in the Offer Letter and in this Supplement should be read together with the information contained in the documents to which we have referred you.

Iridium Communications Inc.

October 24, 2012